UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AERIES TECHNOLOGY, INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G97775103
(CUSIP Number)

Venu Raman Kumar

6002 Burj Khalifa

Dubai, UAE KY1-9008

+971 50 556 6023

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Rajiv Khanna

1301 Avenue of the Americas

New York, New York 10019-6022

+1 212 318 3168

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G97775103

1	NAME OF REPORTING PERSON Venu Raman Kumar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,130,609(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,130,609(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,130,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON IN

1	Includes the right to exchange 4,492,079 AARK ordinary shares for an equal number of Issuer Class A Ordinary Shares (see Item 6).

1	NAME OF REPORTING PERSON Innovo Consultancy DMCC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,130,609(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,130,609(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,130,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON CO

1	Includes the right to exchange 4,492,079 AARK ordinary shares for an equal number of Issuer Class A Ordinary Shares (see Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly pursuant to Rule 13d-1(a) under the Exchange Act on behalf of (i) Venu Raman Kumar (“Mr. Raman”) and (ii) Innovo Consultancy DMCC, a company incorporated in Dubai, United Arab Emirates (“Innovo”, and together with Mr. Raman, the “Reporting Persons”).

The agreement among the Reporting Persons with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”) is filed herewith as Exhibit 99.2. Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that they constitute a “group.”

(b) The principal business address of Mr. Raman is 6002 Burj Khalifa Dubai, UAE KY1-90080.

The principal business address of Innovo is Unit No: 1874, DMCC Business Centre, Level No 1, Jewellery & Gemplex 3, PO Box 62693, Dubai, United Arab Emirates.

(c) Mr. Raman’s principal occupation is the Chairman of the Board of the Issuer and the Chairman of the Board of Innovo.

The principal business of Innovo is providing management consultancy services.

(d) – (e) During the last five years, neither of the Reporting Persons has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Raman is a citizen of the United Arab Emirates and serves as a member of the Issuer’s board of directors (the “Board”). The business address of Mr. Raman is 6002 Burj Khalifa Dubai, UAE KY1-90080.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares reported herein were received by the Reporting Persons on November 6, 2023, pursuant to the Business Combination Agreement, dated as of March 11, 2023 (as amended, the “Business Combination Agreement”), by and among Worldwide Webb Acquisition Corp (“WWAC”), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly owned subsidiary of WWAC, and Aark Singapore Pte. Ltd., a Singapore private company (“AARK”). On November 6, 2023, in connection with the closing of the business combination and pursuant to the Amendment No. 3 to the Business Combination Agreement, dated October 29, 2023, Innovo Consultancy DMCC (“Innovo”), a company incorporated in Dubai, United Arab Emirates that is wholly owned by Venu Raman Kumar, received 5,638,530 Class A ordinary shares of Aeries Technology, Inc. As further described in Item 6, the Reporting Persons also has a right to exchange 4,492,079 AARK Class A ordinary shares (“AARK Shares”) for an equal number of Class A Ordinary Shares and as such Mr. Kumar is deemed to have beneficial ownership of the 10,130,609 Class A Ordinary Shares issued to Innovo. The Class A Ordinary Shares are entitled to one vote per share. Except as described above in this Item 3, the Reporting Persons did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference.

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b)

●	Amount beneficially owned:
For Venu Raman Kumar: 10,130,609
For Innovo Consultancy DMCC: 10,130,609

●	Percent of Class:
For Venu Raman Kumar: 51.3%
For Innovo Consultancy DMCC: 51.3%

●	Number of shares the Reporting Persons have:

●	Sole power to vote or direct the vote:
For Venu Raman Kumar: 0
For Innovo Consultancy DMCC: 0

●	Shared power to vote:
For Venu Raman Kumar: 10,130,609
For Innovo Consultancy DMCC: 10,130,609

●	Sole power to dispose or direct the disposition of:
For Venu Raman Kumar: 0
For Innovo Consultancy DMCC: 0

●	Shared power to dispose or direct the disposition of:
For Venu Raman Kumar: 10,130,609
For Innovo Consultancy DMCC: 10,130,609

Mr. Raman owns 100% of Innovo, which owns 5,638,530 Class A Ordinary Shares. In addition to the Class A Ordinary Shares, Innovo has the right to exchange, within 60 days of the closing of the business combination, 4,492,079 AARK Shares into an equal number of Class A Ordinary Shares for a total of 10,130,609 Class A Ordinary Shares beneficially owned.

(c) Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D is incorporated herein by reference.

Exchange Agreement

Concurrently with the closing of the Business Combination, the Reporting Persons entered into an Exchange Agreement with the Issuer and AARK (the “Exchange Agreement”). Pursuant to the Exchange Agreement, (x) from and after the date of the Exchange Agreement and prior to April 1, 2024, with respect to the AARK Ordinary Shares, up to 20% of the number of AARK Ordinary Shares held by the Reporting Persons as of the date of the AARK Exchange Agreement (which number will be equitably adjusted in accordance with any adjustments to the Exchange Rate), and (y) from and after April 1, 2024, and subject to the satisfaction of the exercise conditions specified therein:

●	the Issuer will have the right to purchase from the Reporting Persons the AARK Shares held by the Reporting Persons (the “Exchanged Shares”) in exchange for the delivery of the Stock Exchange Payment or, at the election of the Issuer, the Cash Exchange Payment.

●	the Reporting Persons will be entitled to deliver Exchanged Shares in exchange for the delivery of the Stock Exchange Payment or, at the election of the Shareholder, the Cash Exchange Payment.

●	the Cash Exchange Payment may only be elected in the event approval from the Reserve Bank of India is not obtained for a Stock Exchange Payment and provided the Issuer has reasonable cash flow to be able to pay the Cash Exchange Payment and such Cash Exchange Payment would not be prohibited by any then outstanding debt agreements or arrangements of the Issuer or any of its subsidiaries.

●	“Stock Exchange Payment” means a number of Class A Ordinary Shares equal to the product of the number of Exchanged Shares multiplied by the applicable Exchange Rate.

●	“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate will be 2,246 subject to adjustment.

●	“Cash Exchange Payment” means an amount of cash equal to the number of Class A Ordinary Shares included in a Stock Exchange Payment multiplied by the 5-day volume weighted average price of the Class A Ordinary Shares.

The foregoing description of the Exchange Agreement does not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement which are filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 12, 2023, a copy of which is attached as Exhibit 99.2 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description
99.1	Exchange Agreement by and among Aeries Technology, Inc., Aark Singapore Pte. Ltd. and certain security holders named therein (incorporated herein by reference to Exhibit 10.26 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).
99.2	Joint Agreement by and among Aeries Technology, Inc., Aark Singapore Pte. Ltd. and certain security holders named therein.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar

Innovo Consultancy DMCC

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman of the Board

[Signature Page to Schedule 13-D]